

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2011

Mr. Lawrence A. Gyenes
Chief Financial Officer and Treasurer
Columbia Laboratories, Inc.
354 Eisenhower Parkway
Livingston, New Jersey   07039

> **Re:    Columbia Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q/A for the Quarterly Period Ended March 31, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 001-10352**

Dear Mr. Gyenes:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief